

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

June 7, 2013

Re: Center Coast MLP & Infrastructure Fund
        File Nos.: 333-188550; 811-22843

Dear Mr. Hoffman:

On May 10, 2013, you filed on behalf of Center Coast MLP & Infrastructure ("Fund"), a closed-end investment company, a registration statement under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to register common shares of the Fund. We have reviewed the filing and have the following comments.

Prospectus

1.   Investment Objective—The Fund's investment objective is "to provide a high level of total return with an emphasis on distributions to shareholders." Total return is commonly understood to consist of capital appreciation and income. The Fund includes return of capital distributions from portfolio companies as income. In your response letter, please explain the appropriateness of characterizing return of capital as income.

2.   Advisor—If the advisor has not managed an investment company before, please add appropriate risk disclosure.

3.   Unless the Fund is affiliated with a bank, you may omit the disclaimer about federal banking insurance.

4.   Equity Securities of MLPs—To what extent may the Fund invest in MLP general partnership interests. We may have additional comments.

5.   Principal Investment Policies—Please clarify whether the Fund invests in "energy infrastructure companies" or "infrastructure companies."

6.   The Fund may engage in short sales. Please confirm to the staff that any expected expenses associated with short sales will be included in the fee table.

7.   Risks of Investing in MLP Units—The disclosure in this section states that conflicts may arise as a result of incentive distribution payments. Please explain what is meant by this disclosure.

8.   Summary of Fund Expenses—Fee Table--In light of the Fund's ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See*, Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point.

9.   Summary of Fund Expenses—Fee Table—The table in footnote 3 should be in smaller type than the required fee table.

10.   Footnote 5 to the fee table states, "Other expenses" shows in the table assume that the Fund issues approximately_____Common Shares." Please confirm to the staff that the amount is a good faith estimate of shares expected to be sold.

11.   Counterparty Risk—In your response, please inform the staff whether there are any limitations on the amount of Fund assets that may be invested with any one counterparty.

12.   Derivatives Transactions—To the extent that the Fund may write credit default swaps, please disclose that the Fund will, in such cases, set aside liquid assets equal to the notional value of such swaps.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel